

July 23, 2014

Via E-mail
Mr. Hexu Zhao
Chief Financial Officer
JA Solar Holdings Co., Ltd.
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People's Republic of China

> **Re: JA Solar Holdings Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 23, 2014**
> **File No. 001-33290**

Dear Mr. Zhao:

We have reviewed your correspondence dated July 21, 2014 and we have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-14

Inventories, page F-15

1. We note in your response to prior comment 2 that you apply the guidance from FASB ASC 330-10-35-17 and -18 in assessing whether you should accrue losses on long-term inventory purchase commitments. In light of the significant declines in the market prices of polysilicon and silicon wafers and the magnitude of the inventory purchase commitments disclosed in Note 26, in future filings please expand your accounting policy disclosure to specifically describe how you identify and measure probable losses on long-term commitments to purchase polysilicon and silicon wafers, including discussion of

subjective assumptions that are material to your accounting determination. Please show us how you intend to apply this comment.

2. As a related matter, we see from your response to prior comment 2 that you have renegotiated the terms of certain long-term take-or-pay arrangements, but that for other take-or-pay arrangements, you have been entering into periodic short-term renegotiations with respect to price or quantity so that average monthly or quarterly purchase prices are close to market. In future filings, to the extent short-term renegotiations that do not alter the long-term take-or pay arrangements are material to your impairment evaluation, please describe in your disclosure. Please show us how you intend to apply this comment.

Note 26. Contingencies and Commitments, page F-52

3. We see in your response to prior comment 2 that you concluded that because of past success in renegotiating long-term purchase commitments with vendors you determined that certain long-term supply arrangements are not firm purchase commitments under Topic 330. Please reconcile the conclusion in your response with the disclosure in the notes to your financial statements, which characterizes the arrangements as take-or-pay arrangements. We note that under FASB ASC 440-10-50-4, take-or-pay arrangements are illustrated as an example of an unconditional purchase obligation.

4. With respect to "Vendor A" referred to in your response to prior comment 2, in future filings please disclose the magnitude of the contractual obligations for which you have not performed. Also, disclose the factors specific to the arrangement that you relied upon in concluding that there was no accruable loss at December 31, 2013. Show us how you intend to apply this comment.

5. Considering any relevant amendments to the agreements, please tell us whether there are any variable components of the take-or-pay obligations that should be considered for disclosure under FASB ASC 440-10-50-4c.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief